Exhibit 99.1

Volvo's Plant in Ghent First in the World with Carbon-Dioxide-Free Vehicle Production

STOCKHOLM, Sweden--Regulatory News:

The Volvo Group can now present the first vehicle plant in the world that is completely free from carbon dioxide (CO2), Volvo Trucks’ plant in Ghent, Belgium. The Volvo Group’s efforts pertaining to CO2-free plants are fully in line with EU’s goal for reducing carbon-dioxide emissions by 20% in Europe by 2020.

“Our ambition is to make all our plants CO2-free plants and Ghent is the first,” says Volvo CEO Leif Johansson. “It is not an easy undertaking, but we are prepared to try different alternatives to achieve our goal for CO2-free production in our plants.”

Already in 2005, the Volvo Group decided to transform the Volvo Trucks plant in Tuve, Sweden into a CO2-free vehicle plant and work is currently in progress on the completion of the local planning and an application for environmental permits has been prepared. The Volvo Trucks plant in Umeå, Sweden is also undergoing transformation to become CO2-free.

For Ghent, this will entail investments in wind power and biofuel to provide the plant with electricity and heat that does not add any carbon dioxide to the atmosphere.

The Ghent plant decided to construct three wind power plants on the site, which will cover half of the plant’s electricity requirements. The remaining electricity consists of certified green energy supplied by the Belgium energy company, Electrabel. A new pellet-fired biomass plant supplies 70% of the heating requirements for the Ghent plant and energy for the combustion process is provided by solar cells on the roof. The remaining 30% is provided by an oil-fired boiler that was converted to burn bio oil. The Ghent plant has an annual production of 35,000 trucks. The number of employees is 2,500.

September 20, 2007

For more information on Volvo Trucks’ environmental work in Ghent, please visit: www.volvotrucks.com/environment

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0920, 2007 at 15.00 p.m.

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The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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